A-Power Energy Generation Systems, Ltd. Announces Results of Annual General Meeting of Shareholders

Shenyang, China, December 16, 2010 - A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) (“A-Power” or “the Company”), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today announced the results of its 2010 Annual General Meeting (“AGM”) of shareholders held on Thursday, December 16, 2010 in Shenyang, China.

At the meeting, the shareholders adopted a resolution approving the issuance of any common shares issuable pursuant to the terms of the Company’s warrants in accordance with Nasdaq Marketplace Rule 5635(d).

For more detailed information regarding this resolution, please review the Notice and Proxy Statement for the 2010 AGM posted at the Company’s website as well as on the SEC’s website at http://www.sec.gov.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010, and acquired Hallys Corporation in May 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required by law.

For more information, please contact:

A-Power Energy Generation Systems, Ltd.
John S. Lin
Chief Operating Officer
Email:  john@apowerenergy.com

Christensen
Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com